EXHIBIT 99.3

Up to 24,965,000 Shares of Common Stock of

Central Federal Corporation

Issuable Upon the Exercise of Subscription Rights at $1.00 per Share

                    , 2011

To Security Dealers, Commercial Banks,

Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by Central Federal Corporation of shares of common stock pursuant to the exercise of subscription rights distributed, at no charge, to all holders of record of shares of CFC common stock, par value $0.01 per share, at 5:00 p.m., Eastern Time, on                     , 2011. The subscription rights are described in the enclosed prospectus and evidenced by a rights certificate registered in your name or in the name of your nominee.

Summary of the Terms of the Rights Offering

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Each beneficial owner of shares of common stock registered in your name or the name of your nominee will receive one subscription right for each share of CFC common stock beneficially owned as of record at the close of business on                     , 2011. Each subscription right entitles the beneficial owner to a basic subscription privilege and an over-subscription privilege.

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The basic subscription privilege of each subscription right gives the beneficial owner the opportunity to purchase 6.0480 shares of our common stock at a subscription price of $1.00 per share. Fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share. For example, if the beneficial owner owned 100 shares of our common stock as of 5:00 p.m., Eastern Time, on the record date, the beneficial owner would have received 100 subscription rights and would have the right to purchase 604 shares of common stock for $1.00 per share.

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In the event that the beneficial owner purchases all of the shares of our common stock available to the beneficial owner pursuant to the beneficial owner’s basic subscription privilege, the beneficial owner may also choose to exercise an over-subscription privilege, subject to certain limitations and subject to allotment, to purchase a portion of any shares of our common stock that are not purchased by our other shareholders through the exercise of their basic subscription privileges.

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All purchasers of common stock in the rights offering will receive, without additional charge, one warrant to purchase one additional share of common stock for each four shares purchased in the rights offering. The warrants will be exercisable for three years following completion of the stock offering at an exercise price of $1.00 per share. The warrants will not be transferrable, no fractional warrants will be issued and the number of warrants issued will be rounded down. By way of example, a purchaser purchasing four shares of common stock will receive one warrant and a purchaser purchasing seven shares of common stock will receive one warrant, while a purchaser purchasing eight shares of common stock will receive two warrants. The number of shares for which warrants may be exercised and the exercise price applicable to the warrants will be proportionately adjusted in the event that CFC pays stock dividends or makes distributions of its common stock, or subdivides, combines or reclassifies outstanding shares of its common stock such as in a stock split or reverse stock split.

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The rights offering expires at 5:00 p.m., Eastern Time, on                     , 2011. We may extend the rights offering without notice to you until                     , 2011. If you do not exercise your subscription rights before that time, they will expire and will not be exercisable for shares of our common stock.

•	Once you elect to exercise your subscription rights, you cannot change your mind and revoke your election.

We are asking you to contact your clients for whom you hold shares of common stock registered in your name or in the name of your nominee to obtain instructions with respect to the subscription rights.

Enclosed are copies of the following documents for you to use:

1.	The Prospectus;

2.	The Instructions as to Use of Central Federal Corporation Rights Certificates;

3.	A form letter which may be sent to your clients for whose accounts you hold common stock registered in your name or in the name of your nominee;

4.	The Beneficial Owner Election Form, on which you may obtain your clients’ instructions with regard to the Subscription Rights;

5.	The Nominee Holder Certification Form; and

6.	A return envelope addressed to Registrar and Transfer Company, the subscription agent.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be the responsibility of the holder of the Rights, and none of such commissions, fees or expenses will be paid by CFC or the Subscription Agent.

Your prompt action is requested. To exercise the rights, you should deliver the properly completed and signed Nominee Holder Certification Form, with payment of the subscription price in full for each share of common stock subscribed for pursuant to the basic subscription privilege and the over-subscription privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Nominee Holder Certification Form, with payment of the aggregate subscription price, prior to the expiration date.

Additional copies of the enclosed materials may be obtained from ParaCap Group, LLC, the Information Agent. The Information Agent’s telephone number is: (            ) [            ].

Very truly yours,

Central Federal Corporation

The Subscription Rights Are Exercisable Until 5:00 P.M. Eastern Time

On                     , 2011 Unless Extended.

Questions?

Please call ParaCap Group, LLC, the Information Agent. The Information Agent can be reached toll-free, at (            ) [            ], Monday through Friday, between 9:00 a.m. and 4:00 p.m., Eastern Time.

Nothing in the prospectus or in the enclosed documents shall constitute you or any person as an agent of Central Federal Corporation, the Subscription Agent, the Information Agent or any other person making or deemed to be making offers of the securities issuable upon valid exercise of the rights, or authorize you or any other person to make any statements on behalf of any of them with respect to the offering except for statements made in the prospectus.